                         Morgan Stanley Information Fund
                           1221 Avenue of the Americas
                               New York, NY 10020

July 29, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Larry Greene, Division of Investment Management
            Mail Stop 0505

RE:   MORGAN STANLEY INFORMATION FUND
      (FILE NO. 33-87472)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley Information Fund (the "Fund") filed with the
Securities and Exchange Commission on May 26, 2005. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number
12 to the Fund's registration statement on Form N-1A, which will be filed via
EDGAR on or about July 29, 2005.

             GENERAL COMMENTS TO FORM N-1A
             -----------------------------

COMMENT 1.   PLEASE CONFIRM THAT THE FUND IS COMPLYING WITH THE PRIVACY POLICY
             NOTIFICATION REQUIREMENTS OF THE GRAMM-LEACH-BLILEY ACT AND
             DISTRIBUTING ITS PRIVACY POLICY TO INVESTORS.

                 Response 1. The Fund provides its privacy policy annually in accordance with the requirements of Regulation S-P.

COMMENT 2.   PLEASE CONFIRM THAT THE REGISTRATION STATEMENT INCLUDES THE
             ANTI-MONEY LAUNDERING AND CUSTOMER VERIFICATION DISCLOSURE REQUIRED
             BY THE U.S. PATRIOT ACT.

                 Response 2. The requisite notice of the customer identification verification policy is disclosed in the account application form. Anti-money laundering and customer verification
                 disclosure is also included under the "Shareholder
                 Information-How to Buy Shares" section of the Fund's
                 prospectus.

                  COMMENTS TO PROSPECTUS
                  ----------------------

COMMENT 3.   TO THE EXTENT THAT THE FUND INVESTS IN EMERGING MARKET COUNTRIES,
             PLEASE INCLUDE THE RELEVANT RISK DISCLOSURE.

                 Response 3. The relevant risk disclosure has been added.

COMMENT 4.   ADD DISCLOSURE REGARDING THE CIRCUMSTANCES UNDER WHICH THE ADVISER
             WILL MOVE TO SELL SECURITIES.

                 Response 4. The relevant disclosure has been added to the
                 section entitled "Principal Investment Strategies."

COMMENT 5.   TO THE EXTENT THAT THE FUND INVESTS IN UNSPONSORED DEPOSITORY
             RECEIPTS, PLEASE INCLUDE A DESCRIPTION OF THE RISKS.

                 Response 5. The relevant risk disclosure has been added to the
                 Fund's Statement of Additional Information.

COMMENT 6.   TO THE EXTENT THAT THE FUND INVESTS IN CONVERTIBLE SECURITIES RATED
             BELOW INVESTMENT GRADE, PLEASE INCLUDE THE RELEVANT RISK
             DISCLOSURE.

                 Response 6. The relevant risk disclosure is included in the
                 Prospectus section entitled "Principal Risks."

COMMENT 7.   INCLUDE DISCLOSURE REGARDING THE SEGREGATION OF ASSETS TO COVER
             OUTSTANDING OBLIGATIONS FOR FORWARD FOREIGN CURRENCY EXCHANGE
             CONTRACTS.

                 Response 7. The relevant disclosure appears in the Fund's
                 Statement of Additional Information.

COMMENT 8.   IN THE SECTION ENTITLED "FUND MANAGEMENT," PLEASE ADD A STATEMENT
             INDICATING THAT THE STATEMENT OF ADDITIONAL INFORMATION CONTAINS
             ADDITIONAL INFORMATION CONCERNING THE PORTFOLIO MANAGERS'
             COMPENSATION STRUCTURE, OTHER ACCOUNTS MANAGED BY THE PORTFOLIO
             MANAGERS AND THE PORTFOLIO MANAGERS' OWNERSHIP OF SECURITIES OF THE
             FUND.

                 Response 8. The disclosure has been so revised.

COMMENT 9.   EXPLAIN SUPPLEMENTALLY WHETHER THE FOLLOWING SENTENCE INCLUDED
             UNDER "FUND-FUND MANAGEMENT" IS CONSISTENT WITH ITEM 5(A)(2) AND
             ITEM 15(A) OF FORM N-1A: "THE COMPOSITION OF THE TEAM MAY CHANGE
             WITHOUT NOTICE FROM TIME TO TIME."

                 Response 9. Item 5(a)(2) requires disclosure of the persons
                 "primarily responsible for the day-to-day management of the
                 Fund's portfolio (`portfolio manager')," and Item 15(a)
                 requires certain disclosure regarding such persons' management of other accounts. The Fund is managed by a team of investment professionals. The team may be

                 comprised both of persons "primarily responsible for the
                 day-to-day management of the Fund's portfolio" (any such
                 persons are disclosed under Item 5(a)(2) and Item 15(a)) and persons who are not. The referenced disclosure states that the composition of each team may change without notice from time to time. We note supplementally that, notwithstanding this
                 disclosure, to the extent that a team member with primary
                 responsibility for the day-to-day management of the Fund's portfolio changes, the Fund intends to supplement its
                 Prospectus and Statement of Additional Information with the information required by Item 5(a)(2) and Item 15(a) for such team member.

COMMENT 10.  CONSIDER INCLUDING THE ORDER PROCESSING FEE IN THE FEE TABLE OR AS
             A FOOTNOTE TO THE FEE TABLE AND IN THE EXAMPLE.

                 Response 10. The Order Processing Fee is not a fee imposed by the Fund. It is a fee that Morgan Stanley DW Inc. charges its clients. Therefore, it should not be included in the fee table, as a footnote to the fee table or in the Example.

COMMENT 11.  IF A DESCRIPTION OF THE FUND'S POLICIES AND PROCEDURES WITH RESPECT
             TO THE DISCLOSURE OF THE FUND'S PORTFOLIO SECURITIES IS AVAILABLE
             ON THE FUND'S WEBSITE, PLEASE SO STATE IN THE PROSPECTUS.

                 Response 11. Such a description does not appear on the Fund's website.

COMMENT 12.  HAVE FUND SHAREHOLDERS APPROVED THE AMENDED AND RESTATED INVESTMENT
             ADVISORY AGREEMENT?

                 Response 12. The Fund's investment advisory agreement was
                 amended and restated to remove the administrative services component from the Management Agreement and to reduce the
                 investment advisory fee. The administrative services previously provided to the Fund by the Investment Adviser are being
                 provided by Morgan Stanley Services Company Inc.
                 ("Administrator") pursuant to a separate administration
                 agreement entered into by the Fund with the Administrator. Such change resulted in a reduction in the advisory fee concurrent with the implementation of an administration fee equal to the amount of the advisory fee reduction pursuant to the new
                 administration agreement. Shareholder approval was not
                 required.

COMMENT 13.  CONSIDER ADDING ADDITIONAL DISCLOSURE REGARDING FAIR VALUATION TO
             THE SECTION "PRICING FUND SHARES".

                 Response 13. We respectfully acknowledge the comment, but
                 believe the current disclosure is sufficient.

COMMENT 14.  SUPPLEMENTALLY DISCUSS WHETHER WRITTEN NOTICE WITH RESPECT TO THE
             FUND'S POLICY "TO REJECT, LIMIT OR PROHIBIT EXCHANGES WITHOUT PRIOR
             NOTICE, AT ITS SOLE DISCRETION ..." SET FORTH IN THE "LIMITATIONS
             ON EXCHANGES" SECTION OF THE PROSPECTUS HAS BEEN ADEQUATELY
             PROVIDED TO INVESTORS IN ACCORDANCE WITH RULE 11A-3. CLARIFY THAT
             THE FUND WOULD ONLY REJECT THE PURCHASE PORTION OF AN EXCHANGE
             REQUEST.

                 Response 14. The Fund's ability to reject, limit or prohibit exchanges is designed to offer the Fund flexibility to address market timing abuses as they occur. The Release adopting the rules requiring enhanced market timing disclosure specifically authorizes such a policy provided it is disclosed in the Fund's prospectus. Further, written notice of the policy, as disclosed in the Fund's prospectus, is consistent with the provisions of
                 Rule 11a-3(b)(6)(ii). Exchange requests consist of a redemption of Fund shares and a simultaneous purchase of another fund's shares. The Fund reserves the right to reject any exchange request for any reason. The Fund would not reject a valid
                 redemption request.

COMMENT 15.  CONSIDER ADDING ADDITIONAL DISCLOSURE REGARDING REVENUE SHARING TO
             THE SECTION "ADDITIONAL INFORMATION".

                 Response 15. We respectfully acknowledge the comment, but
                 believe the current disclosure is sufficient.

COMMENT 16.  IN THE "HOW TO EXCHANGE SHARES - EXCHANGE PROCEDURES" SECTION,
             PLEASE REPLACE THE WORD "ACCEPTED" WITH "RECEIVED" OR ANOTHER TERM
             TO THAT EFFECT, IN ACCORDANCE WITH RULE 22C-1, WITH RESPECT TO THE
             FOLLOWING SENTENCE: "AN EXCHANGE TO ANY MORGAN STANLEY FUND (EXCEPT
             A MONEY MARKET FUND) IS MADE ON THE BASIS OF THE NEXT CALCULATED
             NET ASSET VALUES OF THE FUNDS INVOLVED AFTER THE EXCHANGE
             INSTRUCTIONS ARE ACCEPTED." [EMPHASIS ADDED]

                 Response 16. The disclosure has been so revised.

COMMENT 17.  CONFIRM THAT THE ANNUAL DISTRIBUTION AND SHAREHOLDER SERVICES
             (12B-1) FEES PAYABLE BY THE FUND'S CLASSES WILL NOT EXCEED THE
             LIMITATIONS UNDER THE RULES OF THE NATIONAL ASSOCIATION OF
             SECURITIES DEALERS (NASD) RELATING TO "SERVICE FEES" AND
             "ASSET-BASED SALES CHARGES."

                 Response 17. The Fund complies with the limitations under the
                 NASD Rules relating to "service fees" and "asset-based sales charges."

             COMMENTS TO SAI
             ---------------

COMMENT 18.  PLEASE CONFIRM THAT THE REGISTRATION STATEMENT INCLUDES APPLICABLE
             DISCLOSURE REGARDING "SEGREGATING ASSETS" IN CONNECTION WITH THE
             FUND'S USE OF DERIVATIVES.

                 Response 18. The disclosure has been so revised.

COMMENT 19.  IN THE SECTION ENTITLED "FUND MANAGEMENT - PORTFOLIO MANAGER
             COMPENSATION STRUCTURE," INCLUDE ONLY THE DISCRETIONARY
             COMPENSATION RECEIVED BY THE PORTFOLIO MANAGERS OF THE FUND DURING
             THE LAST YEAR.

                 Response 19. We believe the current disclosure is in compliance with SEC Release 2004-89. The Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers.
                 The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager's
                 incentives in managing a fund and shed light on possible
                 conflicts of interest that could arise when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all
                 possible forms of compensation that are available to the
                 portfolio manager in connection with managing the portfolio and other accounts.

COMMENT 20.  PLEASE REVISE THE "DISCLOSURE OF PORTFOLIO HOLDINGS" SECTION TO (I)
             CLARIFY WHAT TIME LAG THERE IS WITH RESPECT TO DISSEMINATION OF
             PUBLIC PORTFOLIO HOLDINGS INFORMATION, (II) CLARIFY WHICH
             EXEMPTIONS AND EXCEPTIONS TO THE POLICY EXIST AND (III) INCLUDE AN
             EXHAUSTIVE LIST OF THOSE PERSONS WHO MAY RECEIVE NON-PUBLIC
             PORTFOLIO HOLDINGS INFORMATION WITHOUT ENTERING INTO A
             NON-DISCLOSURE AGREEMENT. PLEASE SUPPLEMENTALLY DISCUSS WHY PERSONS
             WHO OWE A DUTY OF TRUST OR CONFIDENCE TO THE FUND MAY RECEIVE
             NON-PUBLIC PORTFOLIO HOLDINGS INFORMATION WITHOUT ENTERING INTO A
             NON-DISCLOSURE AGREEMENT. PLEASE PROVIDE A LIST OF ALL ONGOING
             ARRANGEMENTS.

                 Response 20. With respect to clause (i), we respectfully
                 acknowledge the comment, but believe the current disclosure is sufficient. With respect to clauses (ii) and (iii), the
                 disclosure has been so revised. Persons who owe a duty of trust or confidence to the Fund (such as lawyers and accountants)
                 have non-disclosure obligations with respect to many kinds of information concerning the Fund, including non-public portfolio holdings information. Requiring such persons to enter into a non-disclosure agreement would be redundant. A current list of all ongoing arrangements has been added to the definitive SAI.

COMMENT 21.  PROVIDE FURTHER FUND SPECIFIC DISCLOSURE PURSUANT TO ITEM 12(B)(10)
             OF FORM N-1A.

                 Response 21. Additional disclosure has been added to the SAI in compliance with Item 12(b)(10) of Form N-1A.

COMMENT 22.  IN THE SECTION ENTITLED "MANAGEMENT OF THE FUND - MANAGEMENT
             INFORMATION" IN THE PARAGRAPH THAT BEGINS "THE FUND DOES NOT HAVE A
             SEPARATE NOMINATING COMMITTEE...", THE LAST SENTENCE OF SUCH
             PARAGRAPH STATES "NOMINATIONS FROM SHAREHOLDERS SHOULD BE IN
             WRITING AND SENT TO THE INDEPENDENT TRUSTEES AS

             DESCRIBED BELOW." PLEASE REVISE THE DISCLOSURE TO MAKE CLEAR WHAT
             IS MEANT BY "AS DESCRIBED BELOW."

                 Response 22. The disclosure has been revised to read as
                 follows: Nominations from shareholders should be in writing and sent to the Independent Trustees as described below under the caption "Shareholder Communications."

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

o    the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

o    the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (630) 684-6301. Thank you.

Sincerely,

/s/ Elizabeth Nelson

Elizabeth Nelson